HB

02053216

UF 11-5-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 27688

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED OCT 30 2002 WASH, D.C. 180 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/01 (MM/DD/YY) AND ENDING 08/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Whitehall Parker Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Pacific Avenue, 2nd Floor
(No. and Street)

San Francisco,	CA	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel E. Pisenti — (415) 421-5935
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Stephenson An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

515 N. Sepulveda Blvd., Suite A	Manhattan Beach	CA	90266
(Address)	(City)	(State)	(Zip Code)

PROCESSED
NOV 14 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, EUGENE J. BURGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitehall-Parker Securities, Inc., as of August 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman/CEO

Title

Notary Public

KAREN L. SHORT
Commission # 1255185
Notary Public - California
Marin County
My Comm. Expires Mar 28, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Marin } ss.

On Oct. 24, 2002 (Date), before me, Karen L. Short, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")) personally appeared Eugene J. Burger (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

KAREN L. SHORT
Commission # 1255185
Notary Public - California
Marin County
My Comm. Expires Mar 28, 2004

Place Notary Seal Above

WITNESS my hand and official seal.

Karen L. Short
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document
Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer
Signer's Name: ______
☐ Individual
☑ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDIT REPORT

DATE - AUGUST 31, 2002

WHITEHALL PARKER SECURITIES, INC.

477 Pacific Ave., Second Floor

SAN FRANCISCO, CALIFORNIA 94133

CONTENTS

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Whitehall Parker Securities, Inc.
San Francisco, California

I have audited the accompanying statement of financial condition of Whitehall Parker Securities, Inc.(a California corporation) as of August 31, 2002 and the related statements of revenue and expenses, changes in cash flows, and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Whitehall Parker Securities, Inc. as of August 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The above-mentioned supplemental schedule, when considered in relation to the financial statements, presents fairly, in all material respects the information included therein in conformity with the rules under the Securities Exchange Act of 1934.

Manhattan Beach, California
September 23, 2002

Whitehall Parker Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

August 31, 2002

ASSETS

CURRENT ASSETS		
Cash		$ 48,056
Receivables		
Commissions		38,844
Total current assets		86,900
PROPERTY AND EQUIPMENT - AT COST		
Furniture and equipment	$ 8,648	
Less accumulated depreciation	7,868	780
OTHER ASSET		
Deposit		4,210
		$ 91,890

LIABILITIES

CURRENT LIABILITIES		
Accounts payable		$ 16,713
Total current liabilities		16,713
COMMITMENT		-
STOCKHOLDERS' EQUITY		
Common stock	$ 8,000	
Additional paid-in capital	21,123	
Retained earnings	46,054	75,177
		$ 91,890

The accompanying notes are an integral part of this statement.

Whitehall Parker Securities, Inc.

STATEMENT OF REVENUE AND EXPENSES

For the year ended August 31, 2002

REVENUE		
Commissions		$351,996
Interest income		1,476
		353,472
OPERATING EXPENSES		
Salaries and commissions	$277,609	
Administrative	14,167	
Depreciation	41	
Insurance	16,776	
Legal and accounting	4,190	
Office expense	2,146	
Rent	50,520	
Payroll taxes	4,549	
Telephone	3,430	373,428
Loss from operations		(19,956)
INCOME TAXES		800
NET LOSS		$(20,756)

The accompanying notes are an integral part of this statement.

Whitehall Parker Securities, Inc.

STATEMENT OF CASH FLOWS

For the year ended August 31, 2002

Cash flows from operating activities	
Cash received from customers	$382,534
Cash paid to suppliers and employees	(380,975)
Interest received	1,476
Income taxes paid	(800)
Net cash provided by operating activities	$ 2,235
Cash flows from investing activities	
Purchase of property and equipment	(821)
Net cash (used) by investing activities	(821)
Cash flows from financing activities	-
Net cash (used) by financing activities	-
Net increase in cash	1,414
Cash at September 1, 2001	46,642
Cash at August 31, 2002	$ 48,056
Reconciliation of net income to net cash provided by operating activities	
Net loss	$(20,756)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	41
Income tax refunds	2,426
(Increase) decrease in:	
Commissions receivable	8,501
Prepaid taxes	11,933
Increase (decrease) in:	
Accounts payable	90
Net cash provided by operating activities	2,235

The accompanying notes are an integral part of this statement.

Whitehall Parker Securities, Inc

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended August 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance at September 1, 2001	$ 8,000	$ 21,123	$ 64,384	$ 93,507
Net loss for the year	-	-	(20,756)	(20,756)
Income tax refund	-	-	2,426	2,426
Balance at August 31, 2002	$ 8,000	$ 21,123	$ 46,054	$ 75,177

The accompanying notes are an integral part of this statement.

Whitehall Parker Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

August 31, 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the company's accounting policies consistently applied in the preparation of its financial statements is as follows:

1. Whitehall Parker Securities, Inc. was incorporated February 1, 1982 under the laws of the State of California. The Company is a broker dealer registered with the Securities and Exchange Commission.

2. As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2002, the Company had complied with both requirements.

3. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the modified accelerated cost recovery method (MACRS).

4. Income tax returns have not been examined by governmental agencies since the Company's inception.

5. For purposes of the statement of cash flows, the company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At August 31, 2002 there were no cash equivalents.

6. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Whitehall Parker Securities, Inc.

NOTES TO FINANCIAL STATEMENTS - Continued

August 31, 2002

NOTE B - COMMITMENT

The company conducts its operations in leased facilities under an operating lease which expires February 2003. The agreement provides for fixed monthly rental payments with future annual minimums as follows:

Fiscal year	Amount
2003	$25,260

Whitehall Parker Securities, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1

August 31, 2002

NET CREDITS		
Shareholders' equity		$ 75,177
DEBITS		
Nonallowable assets		23,696
NET CAPITAL		$ 51,481
6-2/3% of aggregate indebtedness amount or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL		$ 46,481

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT AUGUST 31, 2002

Net capital per unaudited Focus Report II A		$ 46,491
Adjustments		
Property and equipment	780	
Deposit	4,210	4,990
Net capital per audit report		$ 51,481

Whitehall Parker Securities, Inc.

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c 3-3

August 31, 2002

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(B).

Whitehall Parker Securities, Inc.

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

August 31, 2002

Schedule is not applicable.

PART II

Whitehall Parker Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

August 31, 2002

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Board of Directors
Whitehall Parker Securities, Inc.

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

I have examined management's assertion, included in its representation letter dated September 23, 2002, that Whitehall Parker Securities, Inc. maintained an effective internal control structure over financial reporting as of August 31, 2002.

My examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as I considered necessary in the circumstances. I believe that my examination provides a reasonable basis for my opinion.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In my opinion, management's assertion that Whitehall Parker Securities, Inc. maintained an effective internal control structure over financial reporting as of August 31, 2002, is fairly stated, in all material respects, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This report is intended solely for the information and use of the Board of Directors, management of Whitehall Parker Securities, Inc., and the Securities and Exchange Commission and should not be used for any other purpose.

Manhattan Beach, California
September 23, 2002